Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

October 1, 2008

Re:	NYFIX, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
Form 10-Q for the Quarter Ended June 30, 2008
Filed August 11, 2008
File No. 001-02292

Dear Ms. Collins:

We have reviewed the Staff’s comment letter dated September 17, 2008 relating to the above referenced filing for NYFIX, Inc. (“NYFIX” or the “Company”) and have the following responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

Note 16 Segment Information, page 91

1.
We note your response to our prior comment 2 where you indicate that as a result of discontinuing the Fusion OMS products, the “allocation” of shared costs to the OMS Division during 2008 has been reduced by 65% on an annualized basis. We also note your disclosures on page 16 of the Company’s June 30, 2008 Form 10-Q where you indicate that costs in the Transaction Division increased due to reduced allocations to the OMS Division following the decision to discontinue the Fusion OMS product. It appears from these statements that the costs, which were previously included in your OMS Division, have shifted to your other segments. On page 38 of the Form 10-K, however, the Company states that you do not expect the discontinuation of the Fusion OMS business to have a material impact on your operating results once the transaction is complete, since you expect to reduce the operating costs. It is not clear whether the Company anticipates significant cost savings from discontinuing this product line or whether the costs will be absorbed into your other segments. Please clarify. In addition, tell us how you considered including a discussion in the Overview section of MD&A with regards to the impact the discontinuation of your OMS product line will have on your business. In this regard, please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. We refer you to Section III.B.3 of SEC Release No. 33-8350 for additional guidance.

In connection with the decision to discontinue the Fusion OMS product, we identified 23 employees which were terminated at various stages of the wind-down phase. A number of these employees (16) were previously charged directly to the OMS Division, with the balance (7) included in shared technology resources and allocated amongst our three divisions. In addition, as a result of discontinuing the Fusion OMS product, we also terminated certain consultants who had worked directly for the OMS Division. A summary of the annualized savings resulting from these headcount and consultant reductions, along with the OMS Division revenues from former Fusion OMS clients for the year ended December 31, 2007 are summarized below:

(millions)
Annualized savings from terminated employees - Direct	$3.3

Annualized savings from reduced consulting - Direct	0.7

Annualized savings from terminated employees - Allocated	0.7

OMS revenues from former Fusion OMS clients during 2007	(4.5)

Net effect on operating results	$0.2

This analysis supports the language set forth in the discussion of OMS Division subscription and maintenance revenues in the MD&A included in our 2007 Form 10-K regarding the impact of the discontinuation of the Fusion OMS on our results. As detailed above, the majority of the cost reductions that offset the OMS Division revenues reduction from the Fusion OMS discontinuation reflect direct costs as opposed to allocated shared resources.

Our decision to discontinue the Fusion OMS has enabled us to devote more time and resources to clients of our other product offerings (see discussion in the introductory section of the MD&A included in our 2007 Form 10-K), particularly with respect to clients of our Transaction Services Division. This redirection of client effort, together with a reduced overall corporate scale for our centralized administrative and technology functions resulting from the elimination of a product line, has resulted in an increase in shared costs allocated to our Transaction Services Division.

We included a discussion of the Fusion OMS discontinuation in the introductory section of the MD&A in the 2007 Form 10-K, including the expected restructuring charges. We also included the comment referenced above regarding the impact on OMS Division subscription and maintenance revenues, as well as a discussion of the uncertainty that the discontinuation of the Fusion OMS “could impact future transaction revenues.” We included similar disclosure in the Risk Factors section of our 2007 Form 10-K; specifically that the discontinuation of the Fusion OMS “could negatively impact revenues we generate on other products and services.” Since at the time we filed the 2007 Form 10-K quantitative information about the impact on transaction revenues was not reasonably available, as discussed in Section III.B.3 of SEC Release No. 33-8350, we did not consider including a quantitative disclosure about this uncertainty. We provided disclosure in the MD&A in our June 2008 Form 10-Q regarding the actual impact the discontinuation had on our overall revenues, as well as the actual impact such discontinuation had on the revenues of each of our divisions in the discussion of subscription and maintenance revenue and transaction services revenue and will continue to do so in future filings.

2.
In addition, it appears from the disclosures in the recent Form 10-Q that the Company has substantially completed the migration of clients off the Fusion OMS system and do not expect to incur any additional costs related to this product going forward. To the extent that you experienced any costs savings (or to the extent that you experience such savings in the future) please revise your disclosures in MD&A to include a discussion of the cost savings attributable to the discontinuation of this product line.

We note your comment and undertake to include additional disclosures in future filings with regard to costs savings related to the discontinuation of the Fusion OMS product.

We acknowledge that:

•	NYFIX, Inc. is responsible for the adequacy and accuracy of the disclosure in its SEC filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	NYFIX, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

To the extent that you have further comments or questions on this matter please feel free to contact either the undersigned at (646) 525-3011 or steve.vigliotti@nyfix.com, or Annemarie Tierney, General Counsel, at (646) 525-3090 or annemarie.tierney@nyfix.com so we can arrange a call.

Sincerely, Steven R. Vigliotti Chief Financial Officer